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THE HARTFORD

May 1, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Division of Investment Management

RE:	Hartford Life and Annuity Insurance Company
File No. 333-101924
Post Effective Amendment No. 13

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the filing on Form N-4, which was transmitted on this date (File No. 333-101924, Accession Number 0001104659-08-027887) be withdrawn.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-1941.

Very truly yours,

/s/ Richard J Wirth

Richard J. Wirth
Assistant General Counsel

Enclosure